VIA EDGAR	August 11, 2023

Securities and Exchange Commission (the “Commission” or “SEC”)

Division of Corporation Finance

Disclosure Review Program

Attn:	Kyle Wiley (wileyky@sec.gov)

Dear Kyle Wiley,

Re: SEC Comment Letter re Xinyuan Real Estate Co., Ltd. Form 20-F for the Fiscal Year Ended December 31, 2022, File No. 001-33863

1.	We refer to the Commission’s letter addressed to Xinyuan Real Estate Co., Ltd. (the “Company”), dated July 28, 2023.

2.	We have noticed that, in August 2022, the Company were conclusively listed by the SEC as a Commission-Identified Issuer under the Holding Foreign Companies Accountable Act (“HFCAA”) following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021 due to our auditor for the fiscal year ended December 31 2021, Union Power HK CPA Limited, headquartered in Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), was determined unable to be inspected or investigated completely by the Public Company Accounting Oversight Board (the "PCAOB"). On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

3.	Accordingly, the Company as a Commission-Identified Issuer is subject to specific disclosure and supplemental submission under Item 16I(a) of Form 20-F in relation to the HFCAA. The Company will file a supplemental submission on Form 6-K through the EDGAR system and a Form 20-F/A to amend the disclosure made in Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, both on or before August 25, 2023 after completing internal reviewing procedures.

4.	Should the Commission have any questions regarding the above, please do not hesitate to contact Mr. Sichao Zhang (sichao.zhang@xyre.com, or +86 135 8163 1158).

Yours faithfully,

/s/ YONG ZHANG
YONG ZHANG
CHIEF EXECUTIVE OFFICER

Xinyuan Real Estate Co., Ltd.